EARLY WARNING REPORT

(Montréal, February 22, 2017) Osisko Gold Royalties Ltd (TSX & NYSE:OR) ("Osisko") announces today that it has subscribed for and received 8,266,670 common shares ("Shares") of QMX Gold Corporation (TSXV:QMX) ("QMX") at a price of $0.30 per Share, in connection with the closing by QMX of its previously announced private placement (the "Private Placement") of flow-through common shares. The Private Placement was announced on January 30, 2017.

After giving effect to the Private Placement, Osisko expects to own 23,266,670 QMX shares, representing approximately 16.5% of the issued and outstanding QMX Shares on a non-diluted basis. Osisko holds its shares in QMX for investment purposes. Osisko does not own any warrants of QMX. Osisko may increase or decrease its ownership interest in QMX depending on, among other factors, market conditions and other factors relevant to Osisko's investment decisions.

This news release is being issued in accordance with National Instrument 62-103 – The Early Warning System and Related Take-Over Bid and Insider Reporting Issues. An early warning report respecting the Private Placement will be filed on System for Electronic Document Analysis and Review ("SEDAR") at www.sedar.com under QMX’s issuer profile. To obtain a copy of the early warning report filed by Osisko, please contact André Le Bel at (514) 940-0670 or refer to the SEDAR at www.sedar.com under QMX’s issuer profile.

About Osisko Gold Royalties Ltd

Osisko Gold Royalties is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. It holds over 50 royalties, including a 5% NSR royalty on the Canadian Malartic Mine (Canada) and a 2.0 -3.5% NSR royalty on the Éléonore Mine (Canada). It maintains a strong financial position with cash resources of $499.2 million at December 31, 2016 and has distributed $30.8 million in dividends to its shareholders during the past nine consecutive quarters. The Company also owns a portfolio of publicly held resource companies, including a 13.5% interest in Osisko Mining Inc., 13.3% in Falco Resources Ltd, and 16.9% interest in Barkerville Gold Mines Ltd.

Osisko’s head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information please contact, please contact Osisko Gold Royalties:

Vincent Metcalfe	Joseph de la Plante
Vice President, Investor Relations	Vice President, Corporate Development
Tel. (514) 940-0670	Tel. (514) 940-0670
vmetcalfe@osiskogr.com	jdelaplante@osiskogr.com